EXECUTION COPY


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November, 2003


                      ALUMINUM CORPORATION OF CHINA LIMITED
                 (Translation of Registrant's Name Into English)


                 No.12B Fuxing Road, Haidian District, Beijing,
                       People's Republic of China 100814
                    (Address of Principal Executive Offices)


             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X     Form 40-F
                                        ---             ---

           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

                                    Yes  X        No
                                        ---         ---

           Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities
                             Exchange Act of 1934.

                                    Yes       No X
                                       ---      ---
       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

ALUMINUM CORPORATION OF CHINA LIMITED (the "Registrant") is furnishing under cover of this Form 6-K an English copy of the following documents:

     A circular to shareholders of the Registrant, dated November 26, 2003, and related materials regarding continuing connected transactions - application for renewal of waiver from strict compliance with the listing rules of The Stock Exchange of Hong Kong Limited.

-------------------------------------------------------------------------------
        THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION
-------------------------------------------------------------------------------

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular together with the form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

-------------------------------------------------------------------------------

                     ALUMINUM CORPORATION OF CHINA LIMITED *
               (a joint stock limited company incorporated in the People's Republic of China with limited liability)

                      CONTINUING CONNECTED TRANSACTIONS --
                     APPLICATION FOR RENEWAL OF WAIVER FROM
                    STRICT COMPLIANCE WITH THE LISTING RULES

        Independent financial adviser to the independent board committee of Aluminum Corporation of China Limited

                       CLSA Equity Capital Markets Limited

-------------------------------------------------------------------------------


A letter from the board of directors of Aluminum Corporation of China Limited is set out on pages 1 to 16 of this circular. A letter from the independent board committee of Aluminum Corporation of China Limited is set out on page 17 of this circular. A letter from CLSA Equity Capital Markets Limited containing its advice to the independent board committee of Aluminum Corporation of China Limited is set out on pages 18 to 30.

A notice convening the special general meeting of Aluminum Corporation of China Limited to be held at 10:00 a.m. on December 29, 2003 at 15th Floor, Block B, No.33 Tong Tai Building, Jin Rong Street, Xi Cheng District, Beijing, People's Republic of China, together with a copy of the announcement of Aluminum Corporation of China Limited dated November 14, 2003, were dispatched to the shareholders of Aluminum Corporation of China Limited on November 15, 2003.

If you intend to attend the special general meeting of Aluminum Corporation of China Limited, please complete and return the enclosed reply slip in accordance with the instructions printed thereon as soon as possible and in any event by no later than December 9, 2003.

Whether or not you are able to attend the special general meeting, please complete and return the enclosed form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong as soon as possible and in any event not later than 24 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude you from attending and voting at the meeting should you so wish.

* for identification only.

                                                              November 26, 2003

-------------------------------------------------------------------------------
                                    Contents
-------------------------------------------------------------------------------

                                                                    Page

Definitions ............................................................ii

Letter from the Board ...................................................1

      Introduction ......................................................1

      Background ........................................................2

      The Continuing Connected Transactions .............................5

      The New Waiver Application .......................................12

      Company Background ...............................................15

      Recommendations ..................................................15

      Special General Meeting and Closure of Register of Members .......16

Letter from the Independent Board Committee ............................17

Letter from CLSA Equity Capital Markets Limited ........................18

Appendix--General Information ..........................................31

Notice of Special General Meeting ......................................35

-------------------------------------------------------------------------------
                                   DEFINITIONS
-------------------------------------------------------------------------------


     In this circular, unless the context requires otherwise, the following expressions have the following meanings:


"Board"                       the board of Directors of the Company

"Chinalco"                    Aluminum Corporation of China [Chinese
                              Characters], a state-owned enterprise established in the PRC (where the context requires) and/or its subsidiaries

"CLSA" CLSA Equity Capital Markets Limited, a deemed licensed corporation for type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities under the SFO, the independent financial adviser to the Independent Board Committee in respect of the Continuing Connected Transactions and New Waiver Application

"Company"                     Aluminum Corporation of China Limited, a joint
                              stock limited company incorporated in the PRC with limited liability

"connected person"            has the meaning ascribed to it by the Hong Kong
                              Listing Rules

"Continuing Connected         the continuing connected transactions defined in
  Transactions"               paragraph 2.2 of "Letter from the Board" of this
                              circular

"Directors"                   the directors of the Company

"Group"                       the Company and its subsidiaries

"Guangxi Associate"           Guangxi Aluminum Development and Investment Stock
                              Co. Ltd. [Chinese Characters], an associate (as defined in the Hong Kong Listing Rules) of Guangxi
                              Development and Investment Co. Ltd., a promoter and connected person of the Company

"H Shares"                    overseas listed foreign invested shares of RMB1.00
                              each in the capital of the Company, which are subscribed for and traded in Hong Kong dollars

"Hong Kong"                   the Hong Kong Special Administrative Region of the
                              PRC

"Hong Kong Listing Rules"     the Rules Governing the Listing of Securities on
                              the Stock Exchange

"Independent Board            a committee of the board of Directors comprising
  Committee"                  the independent non-executive Directors
                              established for the purpose of advising the Independent Shareholders in relation to the Continuing Connected Transactions and the New
                              Waiver Application

-------------------------------------------------------------------------------
                                   DEFINITIONS
-------------------------------------------------------------------------------



"Independent Shareholders"    the shareholders of the Company, other than
                              Chinalco, China Cinda Asset Management
                              Corporation, Guizhou Provincial Materials
                              Development and Investment Corporation and Guangxi
                              Development and Investment Co. Ltd. and their respective associates (as defined in the Hong Kong
                              Listing Rules)

"Latest Practicable Date"     November 26, 2003, being the latest practicable
                              date prior to the printing of this circular for the purpose of ascertaining certain information contained herein

"New Waiver Application"      the application to the Stock Exchange for renewal
                              of the waiver in respect of the Continuing
                              Connected Transactions, details of which are set out in the paragraph headed "The New Waiver
                              Application" under the section headed "Letter from the Board" of this circular

"PRC"                         the People's Republic of China

"Reorganisation"              the re-organisation of the assets and liabilities
                              of Chinalco and its subsidiaries and associates in July 2001 which was carried out in preparation for the initial listing of the Company's H shares and ADSs (details of which were summarized in the section headed "Reorganisation and Corporate
                              Structure" in the Company's Hong Kong prospectus dated November 30, 2001)

"SFO" Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

"Shareholders"                holders of domestic shares and holders of the H
                              Shares or ADSs of the Company

"Stock Exchange"              The Stock Exchange of Hong Kong Limited

"Xinan Aluminum"              Xinan Aluminum (Group) Company Limited [Chinese
                              Characters] associate (as defined in the Hong Kong
                              Listing Rules) of China Cinda Asset Management
                              Corporation

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------




                     ALUMINUM CORPORATION OF CHINA LIMITED *
      (a joint stock limited company incorporated in the People's Republic of China with limited liability)


Directors:  Registered office and principal place of business:
Guo Shengkun                          No.12B Fuxing Road
Liang Zhongxiu                        Haidian District
Xiong Weiping                         Beijing
Yin Yufu                              People's Republic of China 100814
Wu Weicheng
Chen Xiaozhou                         Place of business in Hong Kong:
Joseph Muscari                        Unit 3103, 31/F., Office Tower
Chiu Chi Cheong, Clifton *            Convention Plaza
Wang Dianzuo *                        1 Harbour Road
                                      Wanchai, Hong Kong

* independent non-executive Director

      November 26, 2003

To the Shareholders

Dear Sir or Madam,

                      CONTINUING CONNECTED TRANSACTIONS --
                     APPLICATION FOR RENEWAL OF WAIVER FROM
                    STRICT COMPLIANCE WITH THE LISTING RULES

1.   INTRODUCTION

     The Board announced on November 14, 2003 that the Company has made an application to the Stock Exchange for renewal of the waiver from strict compliance with the relevant requirements under Chapter 14 of the Hong Kong Listing Rules in respect of the Continuing Connected Transactions.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



     The Independent Board Committee has been formed to consider the Continuing Connected Transactions and the New Waiver Application. The letter from the Independent Board Committee to the Independent Shareholders is included in this circular. CLSA has been appointed as the independent financial adviser to advise the Independent Board Committee in respect of the Continuing Connected Transactions and New Waiver Application, and its letter of advice to the Independent Board Committee is included in this circular.

     The purpose of this circular is to provide you with further information in relation to the Continuing Connected Transactions and New Waiver Application, to set out the recommendations of the Independent Board Committee and the letter of advice from CLSA to the Independent Board Committee.

     A resolution to approve the Continuing Connected Transactions and New Waiver Application will be proposed at the Special General Meeting of the Company to be held on Monday, December 29, 2003. In accordance with the Hong Kong Listing Rules, Chinalco, China Cinda Asset Management Corporation, Guizhou Provincial Materials Development and Investment Corporation and Guangxi Development and Investment Co. Ltd. and their respective associates (as defined in the Hong Kong Listing Rules) will abstain from voting on the resolution to approve the Continuing Connected Transactions and New Waiver Application.

2.   BACKGROUND

2.1  The current waiver

          Prior to the listing of the Company on the Stock Exchange in December 2001, the Company applied for and was granted by the Stock Exchange a waiver from strict compliance with the Hong Kong Listing Rules in respect of the Company's continuing connected transactions with certain connected persons. The current waiver is for a term of three financial years expiring on December 31, 2003. The waiver specifies, among other things, the annual limit which each category of continuing connected transactions shall not exceed for the three financial years ending December 31, 2003.

2.2  Terms and conditions of the Continuing Connected Transactions

          The continuing connected transactions with the connected persons are governed by the following agreements (the "Connected Transaction Agreements"), the major terms and conditions of which have been summarized in pages 104 to 119 of the Company's Hong Kong prospectus dated November 30, 2001:

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



                                                                Revenue (R)/
Connected persons           Connected Transactions             Expenditure(E)        Agreements

     Chinalco (1)                 Social and logistics              E             Comprehensive Social and
                                    services                                        Logistics Agreement
                                  Production supplies and           R/E           Mutual Supply Agreement
                                    ancillary services
                                  Mineral supply                    E             Mineral Supply Agreement
                                  Engineering, construction and     R/E           Metallurgical
                                    supervisory services                            Services Agreement
                                  Land use                          E             Land Use Rights
                                    rights leasing                                  Leasing Agreement
                                  Building leasing                  R/E           Building
                                                                                    Leasing Agreement

     Guangxi Associate(2)         Aluminum ingots and               R             Aluminum Ingots and
                                    alumina supply                                  Aluminum Supply Agreement

     Guizhou Development(3)       Aluminum ingots                   E             Aluminum Ingots
                                    sales agency                                    Agency Agreement

     Xinan Aluminum(4)            Supply of                         R             Primary Aluminum
                                    primary aluminum                                Supply Agreement

     Notes:

     (1) Chinalco (Aluminum Corporation of China) is the parent company of the Company.

     (2) Guangxi Associate (Guangxi Aluminum Development and Investment Stock Co., Ltd. [Chinese Characters], a joint stock limited company established in the PRC and an associate of Guangxi Development and Investment Co., Ltd. [Chinese Characters], which is a promoter and connected person of the Company.

     (3) Guizhou Development (Guizhou Provincial Materials Development and Investment Corporation [Chinese Characters], a state-owned enterprise in the PRC and a promoter and connected person of the Company.

     (4) Xinan Aluminum (Xinan Aluminum (Group) Company Limited [Chinese Characters], a limited liability company in the PRC and an associate of China Cinda Asset Management Corporation [Chinese Characters], which is a substantial shareholder and connected person of the Company.

     The above continuing connected transactions, subject to the changes set out in paragraph 3.2 below, together with the new continuing connected transaction set out in paragraph 3.2(4) below, are collectively referred to herein as "Continuing Connected Transactions".

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



2.3 The amounts of Continuing Connected Transactions for the years 2001, 2002 and the estimated amounts for 2003

          Set out below are the amounts of each category of Continuing Connected Transactions for the two previous financial years, the estimated value of the Continuing Connected Transactions for the year ending 2003 and their comparison with the annual limits agreed by the Stock Exchange. The aggregate value for the year 2001 was calculated on a pro forma combined basis as the Company was incorporated in the PRC only in September 2001. The figures for the financial year ending December 31, 2003 are estimates only.



                                                    2001                     2002                   2003        Annual limits
                                               pro forma                                       Estimated
                                         combined amount                   Amount                amounts
                                         in RMB millions          in RMB millions        in RMB millions
                                           (% represents            (% represents           % represents     (% of turnover or
                                      transaction amount       transaction amount     transaction amount    transaction amount
      Transactions                to the total turnover)   to the total turnover) to the total turnover)      in RMB millions)


      Expenditure:

      1. Social Welfare and               461.6 (2.8%)         542 (3%)                       3.7%                4%
         Logistics Services
         Provision of social welfare
          and logistics services by
          Chinalco to the Company

      2. Mutual Provision of              363.8 (2.3%)         236 (1%)                       2.4%                5%
         Production Supplies
         and Ancillary Services
         Provision of product supplies
          and ancillary services by
          Chinalco to the Company

      3. Purchase of Minerals             103.5 (0.6%)       60 (0.36%)                       0.8%              1.5%
         Supply of bauxite and limestone
          by Chinalco to the Company

      4. Engineering Design               564.8 (3.4%)       582 (3.5%)                       3.5%              4.7%
         and Other Services
         Provision of engineering design
          and other services by
          Chinalco to the Company

      5. Land Rental paid to Chinalco              68              134                  168 (Note)               150

      6. Buildings Rental paid to Chinalco        3.8                8                           8                 8

      7. Aluminum Ingots Sales Agency               0                0                           1                 2
         Sale of aluminum ingots
          and alumina by Guizhou
          Development as agent
          for the Company


                                       10



-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



       Transactions

       Revenue:

       1.  Mutual Provision of            518.5 (3.1%)         675 (4%)                       4.7%              5.0%
           Production Supplies and
           Ancillary Services
           Provision of product supplies
             and ancillary services by the
             Company to Chinalco

       2.  Engineering Design                       0                0                           0               3.5
           and Other Services
           Provision of engineering design
            and other services by the
             Company to Chinalco

       3.  Buildings Rental paid by Chinalco      1.3                3                           3                 3

       4.  Aluminum Ingots                      105.8               35                           0               126
           and Alumina Supply
           Supply of aluminum ingots and
             alumina to Guangxi Associate

       5.  Primary Aluminum Supply        325.2 (2.0%)         286 (2%)                       3.4%              7.5%
           Supply of primary aluminum
             to Xinan Aluminum

       Note:Please see paragraph 3.2(2) below for more information.

3.   THE CONTINUING CONNECTED TRANSACTIONS

3.1 Proposed annual limits for the Continuing Connected Transactions for the years 2004 to 2006

          The Directors consider that subject to the changes and the new Continuing Connected Transaction described in paragraph 3.2 below, it is in the interest of the Company to continue the Continuing Connected Transactions upon the same terms and conditions set out in the relevant Connected Transaction Agreements. Based on the following, the Directors have estimated the annual limits of the Continuing Connected Transactions for the coming three financial years ending December 31, 2006:

               (1) The Continuing Connected Transactions will continue to be entered into between the Company and the relevant connected persons upon the terms and conditions set out in the relevant Connected Transaction Agreement governing the relevant Continuing Connected Transaction;

               (2) Such Continuing Connected Transactions will continue to be entered into in the ordinary course of business of the Company and upon normal commercial terms;

               (3) The estimates are based on the historical amounts of the Continuing Connected Transactions for the two financial years ended December 31, 2002 and the estimated amounts of the Continuing Connected Transactions for the year ending December 31, 2003; and

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



               (4) There will not be any adverse changes to the state of the PRC economy and the level of demand for the alumina and aluminium products of the Company.

     The projected annual limits for the Continuing Connected Transactions for the three financial years ending December 31, 2006 and their comparison with the current annual limits agreed by the Stock Exchange are as follows:

                                                                                                        Existing            Proposed
                                                                                                   Annual Limits       Annual Limits
                                                                                               (% of turnover or   (% of turnover or
                                                                                              transaction amount  transaction amount
                                                                                                in RMB millions)    in RMB millions)
     Transactions


     Expenditure:

     1.  Social Welfare and Logistics Services
         Provision of social welfare and logistics services by Chinalco to the Company               4%                  4%

     2.  Mutual Provision of Production Supplies and Ancillary Services
         Provision of product supplies and ancillary services
         by Chinalco to the Company                                                                  5%                  5%

     3.  Purchase of Minerals
         Supply of bauxite and limestone by Chinalco to the Company                                1.5%                1.5%

     4.  Engineering Design and Other Services
         Provision of engineering design and other services  by Chinalco to the Company (Note 1)   4.7%                6.7%

     5.  Land Rental paid to Chinalco (Note 2)                                                   150 m.              200 m.

     6.  Buildings Rental paid to Chinalco (Note 3)                                                8 m.               12 m.

     7.  Aluminum Ingots Sales Agency
         Sale of aluminum ingots and alumina by Guizhou Development as
         agent for the Company                                                                     2 m.                2 m.

     8.  Factory and Asset Rental
         Shanxi Carbon Factory (Note 4)                                                            N.A.               11 m.

     Transactions

     Revenue:

     1.  Mutual Provision of Production Supplies and Ancillary Services
         Provision of product supplies and ancillary services
         by the Company to Chinalco (Note 5)                                                        5%                12.0%

     2.  Engineering Design and Other Services
         Provision of engineering design and other services by the
         Company to the Chinalco (Note 6)                                                        3.5 m.                  0

     3.  Buildings Rental paid by Chinalco (Note 3)                                                3 m.                5 m.

     4.  Aluminum Ingots and Alumina Supply
         Supply of aluminum ingots and alumina to Guangxi Associate (Note 7)                     126 m.              126 m.

     5.  Primary Aluminum Supply
         Supply of primary aluminum to Xinan Aluminum (Note 8)                                     7.5%                7.8%

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



     Notes:

     Note 1: The proposed increase in annual limit is mainly due to the anticipated increase in the provision of construction and supervisory services from Chinalco as a result of the anticipated increase in capital investments by the Company during the next three financial years ending December 31, 2006 and the increase in the provision of engineering design services by Shenyang Aluminum and Magnesium Research and Design Institute [Chinese Characters] and Guiyang Aluminum and Magnesium Research and Design Institute [Chinese Characters] of Chinalco to the Company. For further details, please see paragraph 3.2(1) below.

    Note 2: The annual limit is proposed to be increased to RMB200 million per year. The proposed increase is a result of the increase in market rent and land use taxes during the past three years and in anticipation of the future increases in the next three years. The relevant agreement provides for rental revision once every three years. For further details, please see paragraph 3.2(2) below.

    Note 3: The annual limit is proposed to be increased from RMB8 million per year to RMB12 million per year. The proposed increase is a result of the increase in market rent during the past three years and in anticipation of any future rental revision in the next three years. The relevant agreement provides for rental revision once every two years. For further details, please see paragraph 3.2(3) below.

    Note 4: The Company proposes to enter into an agreement to lease the factory and assets of Shanxi Carbon Factory [Chinese Characters] from Chinalco at an annual aggregate rental of RMB 11 million. For further details, please see paragraph 3.2(4) below.

    Note 5: Chinalco has entered into an agreement, conditional upon administrative approval by the relevant administrative authorities, for the acquisition of an 80% equity interest in Bao Tou Aluminum (Group) Co. Ltd. [Chinese Characters] from the People's Government of Inner Mongolia Autonomous Region. Completion of the acquisition will increase the amount of product supplies by the Company to Chinalco. For further details, please see paragraph 3.2(5) below.

    Note 6: The Company has not applied for a waiver for this item of the Continuing Connected Transaction. For further details, please see paragraph 3.2(6).

    Note 7: Guangxi Associate has completed its internal restructuring and is expected to resume its purchase of the Company's products in 2004. For further details, please see paragraph 3.2(7) below.

    Note 8: Xinan Aluminum will increase its purchase of primary aluminum from the Company. For further details, please see paragraph 3.2(8) below.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



3.2  Changes to the Continuing Connected Transactions

          The following are the major changes to the Continuing Connected
     Transactions:

          (1) Anticipated increase in the provision of construction services, engineering design and other services from Chinalco

          As a result of the rapid capital expansions of the Company during 2003 and the anticipated capital expansions of the Company in the next three financial years, the Directors estimate that the total value of construction, supervisory and engineering design services to be provided by Chinalco to the Company for each of the three years ending December 31, 2006 would increase by RMB500 million to RMB 800 million as compared with the estimated amount for such services for the year 2003.

          At the end of 2002, Chinalco acquired the businesses of Shenyang Aluminum and Magnesium Engineering Research and Design Institute [Chinese Characters] ("Shenyang Research Institute") and Guiyang Aluminum and Magnesium Engineering Research and Design Institute [Chinese Characters]("Guiyang Research Institute") from the relevant provincial governments. Shenyang Research Institute and Guiyang Research Institute are two of the three major research institutes in the aluminum industry in the PRC. (The other institute - Luoyang Research Institute - was retained by Chinalco as part of the Reorganization before the listing). As a result of the rapid capital expansions of the Company during 2003 and the anticipated capital expansions of the Company in the next three financial years, the value of engineering design services to be provided by Chinalco to the Company will also increase and will contribute to the increase in total value of services to be provided by Chinalco to the Company.

          The Directors estimate that the total amounts of this category of transaction with Chinalco will increase and have applied for a revised annual cap based on 6.7% of the total turnover as the annual limit for this item of the Continuing Connected Transactions for each of the three financial years ending December 31, 2006.

          (2) Amount exceeding the annual limit and revision of the annual limit
          - leasing of land use rights

          Since the entering into the Land Use Rights Leasing Agreement (See paragraph 2.2 above) in November 2001, the local tax authorities where several of the Company's plants are situated have increased the rate of land use tax payable on the rental income receivable by Chinalco from the lease of land use rights to the Company. Such increase in land use tax affects the Company's Pingguo Plant, Shandong Aluminum (a subsidiary of the Company) and Zhongzhou Plant.

          The Land Use Rights Leasing Agreement provides that the annual rent payable to Chinalco shall be RMB134.3 million (inclusive of then applicable land use tax and other taxes payable) and shall be paid quarterly in arrears. The Land Use Rights Leasing Agreement further provides that the annual rent payable shall be reviewed every three years at a rent not higher than the prevailing market rent as determined by an independent valuer. The Land Use Rights Leasing Agreement also provides that if there is a major adjustment to the land taxes payable in respect of the land use rights leased, adjustment to the rent may be made after negotiation and agreement by Chinalco and the Company and confirmed by an independent valuer.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



          Chinalco has requested the Company to bear the amount payable arising from such increase in the land use taxes, which will bring the total annual rent payable for the year 2003 from RMB134.3 million to RMB168 million. After arms-length negotiations with Chinalco, the Directors agree that the increase in land use taxes is a major adjustment falling within the provision of Article 4.1 of the Land Use Rights Leasing Agreement and have decided to bear the entire amount resulting from the increase of land use taxes. The Company has paid the normal quarterly rentals to Chinalco, the aggregate sum of which is within the current annual cap of RMB150 million.

          The Directors propose to pay a total sum of RMB168 million (inclusive of RMB34 million arising from increased land use taxes, which will only be paid to Chinalco at year end of 2003) to Chinalco for the year ending December 31, 2003. The proposed payment, when made, will exceed the annual limit of RMB150 million specified in the current waiver granted by the Stock Exchange. As the proposed payment of RMB168 million does not exceed 3% of the Company's net tangible asset value and to comply with the Hong Kong Listing Rules, this information has been disclosed in the announcement of the Company dated November 14, 2003 in compliance with the requirements of the Hong Kong Listing Rules.

          As the Land Use Rights Leasing Agreement provides for revision of annual rent once every three years, and in anticipation of the increase in market rent since 2001 while at the same time taking into account the increased and possible increase in land use taxes, the Directors propose a revised annual cap of RMB200 million as the annual limit for this Continuing Connected Transaction for the coming three financial years ending December 31, 2006.

          (3) Revision of the annual limit - building rental

          Pursuant to the Buildings Leasing Agreement dated November 5, 2001, the Company leases to Chinalco 59 buildings with an aggregate gross floor area of 62,819 square meters and Chinalco leases to the Company 100 buildings with an aggregate floor area of 273,637 square meters. The agreement provides for rental revision once every two years.

          As a result of the rapid economic development in the PRC, the Directors anticipate that the market rents for the buildings leased by the Company to Chinalco and by Chinalco to the Company have increased and will continue to increase when the rentals are up for revision in 2004 and 2006. The Directors therefore propose a revised annual limit of RMB12 million for building rentals to be paid to Chinalco and an annual limit of RMB5 million for building rentals to be received from Chinalco for the three financial years ending December 31, 2006.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



          (4) New Continuing Connected Transactions - Factory and asset leasing of Shanxi Carbon Factory

          The Company proposes to enter into a leasing agreement to lease the factory premises and production facilities of Shanxi Carbon Factory [Chinese Characters]from Chinalco (the "Factory and Asset Leasing Agreement"). Shanxi Carbon Factory is currently a State-owned enterprise wholly-owned by Chinalco and is principally engaged in the production of carbon anode for use mainly in connection with the production of primary aluminum. It was not injected into the Company as part of the Reorganization prior to the listing because its operations are small. At the time of the listing of the Company, it supplied its carbon anode products to the Shandong Plant and Zhengzhou Plant of the Company. It currently supplies carbon anode products to the Company's Qinghai Plant due to the increased demand arising from the expanded production capacities of the Qinghai Plant.

          The Company intends to enter into the Factory and Asset Leasing Agreement with Chinalco before the end of this year and proposes to establish a subsidiary company for this purpose. The Company intends to continue the production of carbon anode at Shanxi Carbon Factory for the Company's self-production use. The major terms of the proposed Factory and Asset Leasing Agreement are summarized as follows:

          o    Terms and right to renew

               The proposed lease shall be for a term of 10 years commencing from the date when the Factory and Asset Leasing Agreement is entered into between the parties. The Company shall have the right to renew upon substantially the same terms.

          o    Rent

               The total annual rent shall be RMB11 million, comprising RMB5.22 million as rental payment for the land use rights and RMB5.78 million as rental payment for the production facilities. The annual rents were proposed with reference to the local market rent for similar land use rights and production facilities and determined after arms-length negotiations between the Company and Shanxi Carbon Factory. Such annual rent shall be paid monthly in the sum of RMB916,700 per month. All taxes relating to the buildings, land use rights and all other taxes relating to the assets leased shall be paid and borne by Chinalco.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



          o    Rights and obligations

               The Company shall be entitled to acquire the leased assets from Chinalco at any time during the lease, provided that the price shall be fixed by valuation and negotiation between the parties. Any capital investment made by the Company to the leased assets during the term shall remain the property of the Company.

               The Directors believe that by running the operations of Shanxi Carbon Factory, the Company could lower the cost of supply of carbon anode to the Qinghai Plant. The proposed leasing constitutes a new connected transaction between the Company and Chinalco. As the value of such transaction exceeds 0.03% of the net tangible asset value of the Company, such connected transaction is subject to the disclosure requirements of the Hong Kong Listing Rules. To minimize the inconvenience to the Company caused by strict compliance with the disclosure requirements, the Directors propose to include this transaction in the waiver and propose an annual limit of RMB11 million for the purpose of the waiver.

               (5) Increase in the provision of product supplies to Chinalco - Proposed acquisition of 80% equity in Bao Tou Aluminum by Chinalco

               On June 13, 2003, Chinalco entered into an Equity Transfer Agreement for the acquisition of an 80% equity interest in Bao Tou Aluminum (Group) Co. Ltd. [Chinese Characters] ("Bao Tou Aluminum") from the People's Government of Inner Mongolia Autonomous Region. Completion of the equity transfer is subject to approval by the State-Owned Asset Supervision and Administration Commission [Chinese Characters], which is pending but is expected to be received sometime before the end of this year or earlier next year, the latest. At present, Bao Tou Aluminum is independent of and is not connected with either the Company or Chinalco.

               For the last two financial years ended December 31, 2002, Bao Tou Aluminum purchased RMB354.1 million and RMB271.5 million alumina products from the Company. Bao Tou Aluminum is currently undergoing expansion of its annual production capacities which are expected to be increased from an annual production capacity of 115,000 tonnes in 2002 to 215,000 tonnes before the end of 2003. If Bao Tou Aluminum increases its purchase of alumina from the Company for the next three years, the total value of supplies to Chinalco will increase.

               For the two financial years ended December 31, 2002, the historical aggregate amounts of product supplied to Chinalco by the Company were RMB518.5 million and RMB675 million, respectively. Upon completion of the acquisition of Bao Tou Aluminum by Chinalco before the end of 2003, the Directors expect that the annual amounts of product supplied to Chinalco will increase for the three years ending December 31, 2006. The Directors therefore apply for 12% of the total annual turnover as the annual limit for this category of Continuing Connected Transaction with Chinalco.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



               (6) Provision of engineering design and other services by the Company to Chinalco

               As no engineering design and other services have been provided by the Company to Chinalco during the two years ended December 31, 2002 and no such services have been requested by Chinalco for the year ending December 31, 2003, the Company has not applied for a waiver in respect of this item of the Continuing Connected Transaction. In the event that any future engineering design and other services are required to be provided to Chinalco, the Company will comply the provisions of the Hong Kong Listing Rules.

               (7) Supply of aluminum ingots and alumina to Guangxi Associate

               In 2001, Guangxi Associate purchased RMB105.8 million alumina and aluminum products from the Company for trading and for aluminum fabrication. In 2002 and due to the internal restructuring of Guangxi Associate, the products purchased by Guangxi Associate from the Company decreased to RMB35 million. The Directors understand from Guangxi Associate that beginning from 2004, Guangxi Associate will resume its purchase of alumina and aluminum products from the Company.

               The Directors estimate that purchase of the Company's products by Guangxi Associate for production of the new aluminum smelter will remain within the RMB126 million level for each year ending December 31, 2006 and propose to retain the waiver for this Continuing Connected Transaction.

               (8) Supply of primary aluminum to Xinan Aluminum

               The annual production capacity of Xinan Aluminum will increase from the current capacity of 140,000 tonnes to 280,000 tonnes per annum in 2004. The Directors estimate that Xinan Aluminum will increase its purchase of primary aluminum from the Company per year commencing from 2004. The Directors therefore propose a revised annual limit of 7.8% of the annual turnover for this item of Continuing Connected Transaction for the next three years.

4.   THE NEW WAIVER APPLICATION

     The Continuing Connected Transactions including the new Continuing Connected Transaction outlined above are essential for the business of the Company. As the estimated aggregate value of some of the transactions exceed the higher of HK$10 million or 3% of the net tangible assets of the Company, the Continuing Connected Transactions would require disclosure by way of press notice, preparation and dispatch of circular to shareholders and prior approval by the independent shareholders on each occasion as they are entered into. The Directors believe that the Company could not operate its business effectively if it needs to obtain prior shareholders' approval and / or disclosure of details of such transactions, before such transactions can be entered into.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



     The Company has applied to the Stock Exchange for renewal of the waiver from strict compliance with the requirements of Chapter 14 of the Hong Kong Listing Rules in respect of the Continuing Connection Transactions for a period of three financial years ending December 31, 2006 (the "New Waiver Application") upon the following terms:

     (1) the Continuing Connected Transactions, and the respective agreements (if any) governing such transactions, will be:

          (a)  in the ordinary and usual course of the Company's business;

          (b) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than terms available from/to (as appropriate) independent third parties;

          (c) on terms that are fair and reasonable so far as the Company's shareholders are concerned; and

          (d) the annual aggregate value of each of such categories of connected transactions not exceeding the relevant annual caps (described below);

     (2) details of the Continuing Connected Transactions, including the date, the identity of the parties, a brief description of the transactions and their purposes, the consideration, the nature of the parties' relationship and the extent of interest of the connected persons, as set out in rule 14.25(1)(A) through (D) of the Hong Kong Listing Rules, shall be disclosed in the Company's annual report;

     (3) the Company's independent non-executive Directors who are not involved in the Company's management shall review annually the Continuing Connected Transactions and confirm in the Company's annual report and accounts covering that year that:

          (a) the transactions have been entered into by the Company in the ordinary and usual course of the Company's business;

          (b) the transactions have been entered into on terms that are fair and reasonable so far as the Company's shareholders are concerned;

          (c) the transactions have been entered into on normal commercial terms or, where there is no available comparison, on terms no less favourable than those available to and from independent third parties;

          (d) in accordance with the terms of the agreement governing such transactions; and

          (e) the transactions have not exceeded the relevant annual limits (described below) as agreed with the Stock Exchange.

     (4) the Company's auditors shall review annually the Continuing Connected Transactions, details of which shall be set forth in the Company's annual report and accounts, and confirm in a letter to the Company's Directors (with a copy to the Stock Exchange) stating that:

          (a) the transactions have received the approval of the Company's Directors;

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



          (b) the transactions have been entered into in accordance with the pricing policies of the Company and its subsidiaries;

          (c) the transactions have been entered into in accordance with the terms of the agreements governing such transactions; and

          (d) the transactions have not exceeded the relevant annual limits (described below) as agreed with the Stock Exchange.

     (5) for the purpose of the above review by the Company's auditors, Chinalco, China Cinda Asset Management Corporation, Guizhou Provincial Materials Development and Investment Corporation and Guangxi Development and Investment Co. Ltd. have undertaken to the Company that they will provide the auditors with access to their accounting records, as well as (where possible) those of their subsidiaries and associates.

     (6) in relation to the products and services contemplated under the various Continuing Connected Transactions, the total annual revenues or expenditures in respect of each category of products and services will not exceed the proposed annual limits set out in the following table:


                                                                                                Proposed
                                                                                           Annual Limits
                                                                                      (% of turnover or
                                                                                     transaction amount
            Transactions                                                                in RMB millions)

            Expenditure:

            1. Social Welfare and Logistics Services
               Provision of social welfare and logistics services
                by Chinalco to the Company                                                             4%

            2. Mutual Provision of Production Supplies and Ancillary Services
               Provision of product supplies and ancillary services
                by Chinalco to the Company                                                             5%

            3. Purchase of Minerals
               Supply of bauxite and limestone by Chinalco to the Company                            1.5%

            4. Engineering Design and Other Services
               Provision of engineering design and other services
                by Chinalco to the Company                                                          6.7%

            5. Land Rental paid to Chinalco                                                        200 m.

            6. Buildings Rental paid to Chinalco                                                    12 m.

            7. Aluminum Ingots Sales Agency
               Sale of aluminum ingots and alumina
                by Guizhou Development as agent for the Company                                      2 m.

            8. Factory and Asset Rental Shanxi Carbon Factory                                       11 m.

                                       20




------------------------------------------------------------------------------------------------------------
                                           LETTER FROM THE BOARD
------------------------------------------------------------------------------------------------------------



            Transactions

            Revenue:

            1. Mutual Provision of Production Supplies and Ancillary Services
               Provision of product supplies and ancillary services
                by the Company to Chinalco                                                         12.0%

            2. Buildings Rental paid by Chinalco                                                     5 m.

            3. Aluminum Ingots and Alumina Supply
               Supply of aluminum ingots and alumina to Guangxi Associate                          126 m.

            4. Primary Aluminum Supply
               Supply of primary aluminum to Xinan Aluminum                                          7.8%

     (7) the entering into the Continuing Connected Transactions will be approved by the independent shareholders of the Company at the forthcoming Special General Meeting to be held to approve and confirm such Continuing Connected Transactions.

     In the event of any future amendments to the Hong Kong Listing Rules imposing more stringent requirements than as at the date of the granting of the new waiver to the Company in respect of the Continuing Connected Transactions on transactions of the kind to which the Continuing Connected Transactions belong, including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of the Company, the Company will take immediate steps to ensure compliance with such requirements within a reasonable time.

5.   COMPANY BACKGROUND

     The Group is the sole producer of alumina and the largest producer of primary aluminum in the PRC. The Group's key facilities include four integrated alumina and primary aluminum production plants, two alumina refineries, one primary aluminum smelter and one research institute, which are engaged in the production, sales and research of alumina and primary aluminum. The scope of business of the Group includes bauxite mining, and alumina refining and primary aluminum smelting. Its principal products include alumina, primary aluminum, gallium and carbon.

6.   RECOMMENDATIONS

     The Independent Board Committee, having taken into account the advice of CLSA, considers that the terms of the Continuing Connected Transactions and the New Waiver Application are fair and reasonable insofar as the Independent Shareholders are concerned. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve the Continuing Connected Transactions and the New Waiver Application.

-------------------------------------------------------------------------------
                              LETTER FROM THE BOARD
-------------------------------------------------------------------------------



7.   SPECIAL GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS

     On November 4, 2003, the board of Directors of the Company resolved to convene a Special General Meeting of the Company to be held on December 29, 2003 to approve, among other things, the Continuing Connected Transactions including the new Continuing Connected Transaction, for the three financial years ending December 31, 2006 and the New Waiver Application.

     A notice convening the Special General Meeting of the Company to be held at 10:00 a.m. on December 29, 2003 at 15th Floor, Block B, No.33 Tong Tai Building, Jin Rong Street, Xi Cheng District, Beijing, People's Republic of China, together with a copy of the announcement of the Company dated November 14, 2003, were dispatched to the Shareholders on November 15, 2003.

     Chinalco, China Cinda Asset Management Corporation, Guizhou Provincial Materials Development and Investment Corporation and Guangxi Development and Investment Co. Ltd., and their respective associates will abstain from voting at the Special General Meeting.

     The register of holders of H Shares of the Company will be closed from November 29, 2003 to December 29, 2003 (both days inclusive), during which no transfer of H Shares will be effected. The holders of Domestic Shares or H Shares of the Company whose names appear on the register of shareholders of the Company at 4:00 pm on November 28, 2003 will be entitled to attend and vote at the Special General Meeting.

     Transferees of H Shares who wish to attend the Special General Meeting must have delivered their instruments of transfer together with the relevant share certificates to reach the Company's H Share registrar, Hong Kong Registrars Limited at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on November 28, 2003.


     By order of the Board of Directors
     Guo Shengkun
     Chairman, President & Chief Executive Officer

November 26, 2003
Beijing, PRC

-------------------------------------------------------------------------------
                   LETTER FROM THE INDEPENDENT BOARD COMMITTEE
-------------------------------------------------------------------------------




                     ALUMINUM CORPORATION OF CHINA LIMITED *
           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)


                                             Registered address:
                                             No.12B Fuxing Road
                                             Haidian District
                                             Beijing
                                             People's Republic of China 100814

                                November 26, 2003

To the Independent Shareholders

Dear Sir or Madam,


                      CONTINUING CONNECTED TRANSACTIONS --
                     APPLICATION FOR RENEWAL OF WAIVER FROM
                    STRICT COMPLIANCE WITH THE LISTING RULES

We refer to the circular of the Company to the Shareholders dated November 26, 2003 (the "Circular"), of which this letter forms part. Terms defined therein shall have the same meaning when used in this letter unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise the Independent Shareholders in connection with the Continuing Connected Transactions and the New Waiver Application, details of which are set out in the Letter from the Board contained in the Circular on pages 1 to 16, as to whether the terms of the Continuing Connected Transactions and the New Waiver Application, details of which are set out in the Letter from the Board contained in the Circular on pages 1 to 16, as to whether the terms of the Continuing Connected Transactions and the New Waiver Application are fair and reasonable so far as the Independent Shareholders are concerned.

Having considered the terms of the Continuing Connected Transactions and the New Waiver Application, and having taken into account the advice and recommendations of CLSA contained in its letter, we are of the opinion that the terms of the Continuing Connected Transactions and the New Waiver Application are fair and reasonable. We therefore recommend that the Independent Shareholders should vote in favour of the resolution approving the Continuing Connected Transactions and the New Waiver Application.

                                                   Yours faithfully,
                                         Aluminum Corporation of China Limited
                                                Chiu Chi Cheong, Clifton
                                                      Wang Dianzuo
                                              Independent Board Committee

-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------





                                                               26 November 2003

To the Independent Board Committee of
Aluminum Corporation of China Limited

Dear Sirs,

                        CONTINUING CONNECTED TRANSACTIONS
                           AND NEW WAIVER APPLICATION

We refer to our engagement under which CLSA Equity Capital Markets Limited ("CLSA") has been appointed to advise the Independent Board Committee in connection with the terms of the Continuing Connected Transactions and the New Waiver Application. Pursuant to the Hong Kong Listing Rules, the Continuing Connected Transactions constitute connected transactions for the Company. The Continuing Connected Transactions and the New Waiver Application are subject to the approval of the Independent Shareholders at a general meeting. Details of the Continuing Connected Transactions and the New Waiver Application are set out in the letter from the Board and in the circular dated 26 November 2003 (the "Circular") issued by the Company to the Shareholders. Details of the Continuing Connected Transactions are also included in pages 104 to 119 of the Company's Hong Kong prospectus dated 30 November 2001. This letter has been prepared for inclusion in the Circular and terms used in this letter have the same meanings as defined in the Circular unless the context otherwise requires.

In our capacity as independent financial adviser to the Independent Board Committee, our role is to give an independent opinion as to whether the terms of the Continuing Connected Transactions and the New Waiver Application are fair and reasonable insofar as the Independent Shareholders are concerned. Our opinion letter to the Independent Board Committee has been prepared and delivered in accordance with the requirements of the Hong Kong Listing Rules for the purposes of assisting the Independent Board Committee in its duties to evaluate the terms of the Continuing Connected Transactions and the New Waiver Application and for no other reason. The assumptions made and the analysis conducted in our letter were undertaken in accordance with the customs and practices employed in similar transactions in Hong Kong.

In formulating our opinion, we have relied on the information, opinions and facts supplied, and representations made to us, by the Directors and representatives of the Company (including those contained or referred to in the Circular) and have assumed that all such information, opinions, facts and representations, which have been provided by the Directors and such representatives, and for which they are wholly responsible, are true and accurate in all respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and to the best of their knowledge and belief, that there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of dispatch of the Circular.

-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



We consider that we have reviewed sufficient information to enable us to reach an informed view and to justify relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for our advice. We have not, however, made any independent evaluation or appraisal of, nor have we conducted any form of independent investigation into, the business affairs or assets and liabilities of the Company and the connected persons. Additionally, we did not conduct any physical inspection of the properties or facilities of the Company or the connected persons. It is not within our terms of reference to comment on the commercial feasibility of the Continuing Connected Transactions and the New Waiver Application, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee, we have not been involved in the negotiations in respect of the terms of the Connected Transaction Agreements and the New Waiver Application. Our opinion with regard to the terms thereof has been made on the assumption that all obligations to be performed by each of the parties to the Connected Transaction Agreements and the New Waiver Application will be fully performed in accordance with the terms thereof.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of the date of the opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee. As a result, circumstances could develop prior to the taking effect of the Continuing Connected Transactions and the completion of the New Waiver Application that, if known at the time we rendered our opinion, would have altered our opinion.

CLSA is a deemed licensed corporation under the Securities and Futures Ordinance for type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activity. Together with its affiliates, CLSA and its affiliates provide a full range of investment banking and broking services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company for the account of CLSA and/or its affiliates and the accounts of customers. We will receive a fee from the Company for rendering this opinion. The Company has also agreed to indemnify CLSA and certain related persons against certain liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion with regard to the terms of the Continuing Connected Transactions and the New Waiver Application, we have considered the principal factors and reasons set out below. None of these factors or reasons considered by us was assigned a greater significance than any other. We did not form a conclusion as to whether any individual factors or reasons, considered in isolation, supported or failed to support our opinion, although we are not aware of any matter which would have rendered our opinion differently by the results of our analyses of any such individual factors or reasons. Rather, in reaching our conclusion, we have considered the results of the analyses in light of each other and ultimately reached our opinion based on the results of all analyses taken as a whole.

-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



1.   The Continuing Connected Transactions

     In preparation for its listing, the Company has entered into a number of agreements with its connected persons, including Chinalco, Guangxi Associate, Guizhou Development and Xinan Aluminum, in 2001 governing the continuing connected transactions between their respective groups.

     We have reviewed the terms of the agreements entered into between the Company and its various connected persons that govern the Continuing Connected Transactions and we have noted the following:

     Social welfare and logistics services

     We note that the Company and Chinalco entered into the Comprehensive Social and Logistics Services Agreement on 5 November 2001 for a term of three years with effect from 1 July 2001, whereby Chinalco shall provide social welfare services and logistics services, such as public security and fire fighting services, education and training, hospital and hygiene, culture and physical education services, property management, public transportation, retirement management and other services, to the Company:

     (i). according to the state-prescribed price;

    (ii). if there is no state-prescribed price but there is a state-guidance price, then according to state-guidance price;

   (iii). if there is neither a state-prescribed price nor a state-guidance price, then according to market price; and

    (iv). if none of the above is applicable, then according to the contractual price, which is the price to be agreed between the relevant parties for the provision of the subject services and shall be the reasonable costs incurred in providing the same plus not more than 5.0% of such costs.

     We note that, under the agreement, Chinalco will provide such services to the Company on terms which are not less favorable than those offered to third parties. In addition, the provision of social welfare and logistics services by Chinalco is not exclusive and the Company is entitled to obtain such services from any third parties if Chinalco cannot satisfy its needs.

     We also understand that it is the Directors' intention for the Company to enter into an agreement with Chinalco to renew the Comprehensive Social and Logistics Services Agreement upon its expiration on the same terms and conditions for a further period to be determined by the Company and Chinalco.

-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



     Mutual provision of production supplies and ancillary services

     We note that the Company and Chinalco entered into the General Agreement on Mutual Provision of Production Supplies and Ancillary Services (the "Mutual Supply Agreement") on 5 November 2001 for a term of three years with effect on 1 July 2001, whereby Chinalco shall provide the Company with (i) production supplies (such as carbon ring, carbon products, cement, coal, oxygen and other supplies), (ii) transportation and loading services (such as vehicle transportation loading services, railway transportation and other similar services), and (iii) other supporting services and ancillary production services (such as communication, repair, processing and fabrication, quality testing and other services); while the Company shall provide Chinalco with (i) production supplies (such as alumina, primary aluminum, scrap material, pitch and other supplies) and (ii) supporting services and ancillary production services.

     The services under the Mutual Supply Agreement are provided in accordance with the same pricing policy as that of the Comprehensive Social and Logistics Services Agreement.

     We also understand that it is the Directors' intention for the Company to enter into an agreement with Chinalco to renew the Mutual Supply Agreement upon its expiration on the same terms and conditions for a further period to be determined by the Company and Chinalco.

     Purchase of minerals

     We note that the Company and Chinalco entered into a Mineral Supply Agreement on 5 November 2001 for a term of three year with effect from 1 July 2001, whereby Chinalco shall supply bauxite and limestone to the Company.

     The supplies of bauxite and limestone are either derived from Chinalco's own mining operations or purchased by Chinalco from mines jointly operated by Chinalco and other third parties or from other mines through contractual arrangements. Mineral supplies derived from Chinalco's own mining operations are provided to the Company at reasonable costs incurred in providing the same plus not more than 5.0% of such reasonable costs. For the supplies of bauxite and limestone which Chinalco purchased from mines jointly operated by Chinalco and other third parties or from other mines through contractual arrangements to be re-sold to the Company, the price shall not be higher than the contractual price paid by Chinalco to such third parties. In addition, such contractual price shall not be higher than the historical prices at which such third parties provide mineral supplies to Chinalco prior to the date of the Mineral Supply Agreement after taking into consideration any inflation adjustment.

     We also note that such provision of mineral supplies by Chinalco is not exclusive, although the Company shall give priority in purchasing bauxite and limestone from Chinalco provided that the terms and conditions offered by any independent third party are no more favorable than those offered by Chinalco. The Directors believe such preferred purchasing arrangement with Chinalco is reasonable and beneficial to the Company due to the long-term cooperation between Chinalco and the Company, the proximity of Chinalco's mines to the Company's operation, and the high quality of Chinalco's mineral supplies.

-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



     We also understand that it is the Directors' intention for the Company to enter into an agreement with Chinalco to renew the Mineral Supply Agreement upon its expiration on the same terms and conditions for a further period to be determined by the Company and Chinalco.

     Engineering design and other services

     We note that the Company and Chinalco entered into a Provision of Engineering, Construction and Supervisory Services Agreement (the "Metallurgical Services Agreement") on 5 November 2001 for a term of three years with effect from 1 July 2001, whereby Chinalco shall provide metallurgical engineering design, construction and supervisory services to the Company, while the Company shall provide general engineering design services to Chinalco at prices as set out below:

     (i). according to the state-guidance price; and

     (ii). if there is no state-guidance price, then according to market price.

     We also note that both parties are at liberty to select service providers for their projects by way of tender in accordance with relevant PRC laws and regulations. However, both the Company and Chinalco shall give priority in using each other's services if the terms of an offer are the same or similar to those offered by a third party. The Directors believe such preferred purchasing of services arrangement with Chinalco is reasonable and beneficial to the Company due to the long-term cooperation between Chinalco and the Company, their understanding of each other's operations and their extensive experience in providing such services.

     As stated in the Letter from the Board, no engineering design services have been provided by the Company to Chinalco during the two years ended 31 December 2002 and no such services have been requested by Chinalco for the year ending 31 December 2003. We note that the Company has not applied for a waiver in respect of this item of the Continuing Connected Transaction and that the Company will comply with the provisions of the Hong Kong Listing Rules in the event that any future engineering design and other services are required to be provided to Chinalco.

     In respect of the provision of services by Chinalco to the Company, we understand that Chinalco has been providing construction and supervisory services to the Company since 2001 and will continue to provide such services. We also understand that it is the Directors' intention for the Company to enter into an agreement with Chinalco to continue the transactions for the provision of construction and supervisory services covered by the Metallurgical Services Agreement upon its expiration on the same terms and conditions for a further period to be determined by the Company and Chinalco.

     Land use rights leasing

     We note that the Company and Chinalco entered into the Land Use Rights Leasing Agreement (the "Land Use Agreement") on 5 November 2001. According to the Land Use Agreement, Chinalco agreed to lease to the Company certain parcels of land, with an aggregate area of approximately 58.3 million square meters located in six provinces in the PRC, at an annual rent of approximately RMB 134.3 million payable quarterly in arrears within 10 days upon expiry of each quarter.

-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



     Allocated land is leased to the Company for a term of 50 years commencing from 1 July 2001. Land over which Chinalco has been granted land use rights are leased to the Company for a term up to the date of expiry of the respective land use rights certificates. Regarding the land use rights of mines, the term of mining leases shall terminate upon expiry of the mining rights or at the end of the actual mine life.

     According to the Land Use Agreement, the rent may be reviewed every three years and any such revised rent shall not be higher than the prevailing market rent and shall be confirmed by an independent valuer. The Land Use Agreement also provides that if there is a major adjustment to the land taxes payable in respect of the land use rights leased, adjustment to the rent may be made after negotiation and agreement by Chinalco and the Company and confirmed by an independent valuer.

     Since 2002, local tax authorities where several of the Company's plants are situated have increased the rate of land use tax payable on the rental income received by Chinalco from the lease of land use rights to the Company. The Directors believe that such a significant increase in the land use taxes justify a corresponding adjustment to the Land Use Agreement. After arms-length negotiations with Chinalco, the Company has agreed to bear the entire amount of approximately RMB 34 million resulting from the increase of land use taxes starting from 1 January 2003. As a result, the total annual payment by the Company under the Land Use Agreement shall increase from RMB134.3 million to RMB168 million for 2003. The proposed payment of RMB168 million was disclosed in the announcement of the Company dated 14 November 2003 in compliance with the requirements of the Hong Kong Listing Rules.

     We understand that the above-mentioned increase in land use taxes is within the range provided for under relevant regulations promulgated by respective local tax authorities. The Directors have also confirmed that an independent valuer will be retained, if any revisions to the rental payment shall be made in 2004, to confirm that such revised rent is no higher than the prevailing market rent.

     Building leasing

     The Company and Chinalco entered into the Buildings Leasing Agreement on 5 November 2001, whereby Chinalco has agreed to lease to the Company certain properties with an aggregated gross floor area of approximately 273,637 square meters and the Company has agreed to lease to Chinalco certain properties with an aggregated gross floor area of approximately 62,819 square meters.

     We note that the rent will be reviewed bi-annually by agreement between Chinalco and the Company, and the revised rent shall not be higher than the prevailing market rent as confirmed by an independent valuer. The rent has not been revised so far and the annual rent payable by Chinalco to the Company remains at approximately RMB 2.6 million while the rent payable by the Company to Chinalco remains at approximately RMB 7.7 million.

     The lease is for a term of 20 years commencing from 1 July 2001. Either party as lessee shall have the pre-emptive right to purchase any buildings under the Buildings Leasing Agreement, upon the same terms, if any such buildings are intended to be sold to a third party.

-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



     Aluminum ingots and alumina supply

     We note that the Company entered into an agreement with Guangxi Associate in relation to the supply of aluminum ingots and alumina on 5 November 2001 for a term of three years commencing from 1 July 2001. Under the agreement, the Company is entitled to supply aluminum ingots and alumina to any third parties while Guangxi Associate is obligated to source such products from the Company provided that the terms and conditions for the supply of aluminum ingots and alumina offered by any independent third party are no more favorable than those offered by the Company.

     We also note that the Company shall supply aluminum ingots and alumina to Guangxi Associate according to market price, which means the price at which the same product is provided by an independent third party in the same area or in the vicinity in the ordinary course of its business upon normal commercial terms or the price at which the same product is provided at the same time by the Company to an independent third party in the same area in the ordinary course of business upon normal commercial terms.

     We also understand that it is the Directors' intention for the Company to enter into an agreement with Guangxi Associate to renew the above mentioned agreement in relation of the supply of aluminum ingots and alumina upon its expiration on the same terms and conditions for a further period to be determined by the Company and Guangxi Associate.

     Aluminum ingots sales agency

     We note that the Company and Guizhou Development entered into an agency agreement on 5 November 2001 for a term of ten years commencing from 10 September 2001. Under the agreement, Guizhou Development shall act as the Company's agent and sell aluminum ingots of the Company for commission.

     Under the agreement, the commission rate is set to be within the range of RMB 50 to RMB 100 per tonne of aluminum ingots sold. The Company currently pays Guizhou Development a commission of RMB 90 for each tonne of aluminum ingots sold by Guizhou Development, which currently accounts for approximately 0.6% of aluminum ingots' invoice price. The Directors believe that such commission level is the same as that at which the same products are sold by other agents in the same area or in the vicinity in the ordinary course of their business upon normal commercial terms.

-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



     Supply of primary aluminum

     We note that the Company and Xinan Aluminum entered into a Primary Aluminum Supply Agreement dated 5 November 2001 in relation to the supply of primary aluminum to Xinan Aluminum for a term of three years commencing from 1 July 2001.

     Under the agreement, the Company is entitled to sell its primary aluminum to any third parties while Xinan Aluminum is obliged to source such products from the Company provided that the terms and conditions for the supply of primary aluminum offered by any independent third party are no more favorable than those offered by the Company.

     The sales made to Xinan Aluminum under the Primary Aluminum Supply Agreement are provided in accordance with the same pricing policy as that of the Aluminum Ingots and Alumina Supply Agreement entered into between the Company and Guanxi Associate.

     We also understand that it is the Directors' intention for the Company to enter into an agreement with Xinan Aluminum to renew the Primary Aluminum Supply Agreement upon its expiration on the same terms and conditions for a further period to be determined by the Company and Xinan Aluminum.

     Factory and asset leasing of Shanxi Carbon Factory

     The Company proposes to enter into a leasing agreement to lease the factory premises and production facilities of Shanxi Carbon Factory from Chinalco (the "Factory and Asset Leasing Agreement") for a term of 10 years. The Company intends to enter into the Factory and Asset Leasing Agreement with Chinalco before the end of this year.

     The proposed annual rents shall be arrived at with reference to the local market rent for similar land use rights and production facilities and shall be determined after arms-length negotiations between the Company and Shanxi Carbon Factory. The Directors estimate that the proposed total annual rent shall be RMB 11 million, comprising RMB 5.22 million as rental payment for the land use rights and RMB 5.78 million as rental payment for the production facilities, which shall be paid monthly in arrears in the sum of RMB 916,700 per month. All taxes relating to the buildings, land use rights and all other taxes relating to the assets leased shall be paid and borne by Chinalco.

     We understand that it is the Directors' intention for the Company to retain an independent valuer to conduct an independent valuation for purpose of determining and confirming the aforesaid rental payment before entering into the Factory and Asset Leasing Agreement. The Directors estimate that the total annual rent shall not exceed RMB 11 million and the Company will comply with the provisions of the Hong Kong Listing Rules in the event that the total annual rent as determined by the independent valuer shall exceed RMB 11 million. Further details of the Factory and Asset Leasing Agreement are set out on pages 10 to 11 of the Circular.

     Further details of the Continuing Connected Transactions are set out on pages 104-119 of the Company's Hong Kong prospectus.

     Having considered all of the above principal factors and reasons, including the pricing mechanism of each of the Continuing Connected Transactions listed above, we are of the opinion that the pricing mechanism for each of the above Continuing Connected Transactions is fair and reasonable so far as the Independent Shareholders are concerned.

-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



2.   The New Waiver Application

     As stated in the Letter from the Board, the estimated aggregate value of some of the transactions in respect of the Continuing Connection Transactions exceed the higher of HK$10 million or 3% of the net tangible assets of the Company and the Continuing Connected Transactions would require disclosure by way of press notice, preparation and dispatch of circular to shareholders and prior approval by the independent shareholders on each occasion as they are entered into. As the Directors believe that the Company could not operate its business effectively if it needs to obtain prior shareholders' approval and / or disclosure of details of such transactions, before such transactions can be entered into, the Company has applied to the Stock Exchange for renewal of the waiver from strict compliance with the requirements of Chapter 14 of the Hong Kong Listing Rules in respect of the Continuing Connection Transactions for a period of three financial years ending 31 December 2006 upon the following terms:

     (1) the Continuing Connected Transactions, and the respective agreements (if any) governing such transactions, will be:

          (a)  in the ordinary and usual course of the Company's business;

          (b) either on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable than terms available from/to (as appropriate) independent third parties;

          (c) on terms that are fair and reasonable so far as the Company's shareholders are concerned; and

          (d) the annual aggregate value of each of such categories of connected transactions not exceeding the relevant annual caps (described below).

     (2) details of the Continuing Connected Transactions, including the date, the identity of the parties, a brief description of the transactions and their purposes, the consideration, the nature of the parties' relationship and the extent of interest of the connected persons, as set out in rule 14.25(1)(A) though (D) of the Hong Kong Listing Rules, shall be disclosed in the Company's annual report;

-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



     (3) the Company's independent non-executive Directors who are not involved in the Company's management shall review annually the Continuing Connected Transactions and confirm in the Company's annual report and accounts covering that year that:

          (a) the transactions have been entered into by the Company in the ordinary and usual course of the Company's business;

          (b) the transactions have been entered into on terms that are fair and reasonable so far as the Company's shareholders are concerned;

          (c) the transactions have been entered into on normal commercial terms or, where there is no available comparison, on terms no less favourable than those available to and from independent third parties;

          (d) in accordance with the terms of the agreement governing such transactions; and

          (e) the transactions have not exceeded the relevant annual limits (described below) as agreed with the Stock Exchange.

     (4) the Company's auditors shall review annually the Continuing Connected Transactions, details of which shall be set forth in the Company's annual report and accounts, and confirm in a letter to the Company's Directors (with a copy to the Stock Exchange) stating that:

          (a) the transactions have received the approval of the Company's Directors;

          (b) the transactions have been entered into in accordance with the pricing policies of the Company and its subsidiaries;

          (c) the transactions have been entered into in accordance with the terms of the agreements governing such transactions; and

          (d) the transactions have not exceeded the relevant annual limits (described below) as agreed with the Stock Exchange.

     (5) for the purpose of the above review by the Company's auditors, Chinalco, China Cinda Asset Management Corporation, Guizhou Provincial Materials Development and Investment Corporation and Guangxi Development and Investment Co. Ltd. have undertaken to the Company that they will provide the auditors with access to their accounting records, as well as (where possible) those of their subsidiaries and associates.

-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



     (6) in relation to the products and services contemplated under the various Continuing Connected Transactions, the total annual revenues or expenditures in respect of each category of products and services will not exceed the proposed annual limits set out in the following table:


                                                                                       Proposed
                                                                                  Annual Limits
                                                                (% of turnover; or transaction
      Transactions                                                      amount in RMB millions)

      Expenditure:

      1.  Social Welfare and Logistics Services                                              4%
          Provision of social welfare and logistics
            services by Chinalco to the Company

      2.  Mutual Provision of Production                                                     5%
          Supplies and Ancillary Services
            Provision of product supplies and
            ancillary services by Chinalco to the Company

      3.  Purchase of Minerals                                                             1.5%
          Supply of bauxite and limestone
            by Chinalco to the Company

      4.  Engineering Design and Other Services                                            6.7%
          Provision of engineering design and other
            services by Chinalco to the Company

      5.  Land Rental paid to Chinalco                                                   200 m.

      6.  Buildings Rental paid to Chinalco                                               12 m.

      7.  Aluminum Ingots Sales Agency                                                     2 m.
          Sale of aluminum ingots and alumina
            by Guizhou Development as agent for the Company

      8.  Factory and Asset Rental                                                        11 m.
          Shanxi Carbon Factory


-------------------------------------------------------------------------------
                 LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



     Revenue:

     1.  Mutual Provision of Production Supplies
           and Ancillary Services                                          12.0%
         Provision of product supplies and ancillary services by the Company to Chinalco

     2.  Buildings Rental paid by Chinalco                                  5 m.

     3.  Aluminum Ingots and Alumina Supply                               126 m.
         Supply of aluminum ingots and
           alumina to Guangxi associate

     4.  Primary Aluminum Supply                                            7.8%
         Supply of primary aluminum to Xinan Aluminum

     (7) the entering into the Continuing Connected Transactions will be approved by the independent shareholders of the Company at the forthcoming Special General Meeting to be held to approve and confirm such Continuing Connected Transactions.

We note that, in estimating the proposed annual limits set out above, the Directors have taken into consideration the impact of:

o in respect of the provision of engineering design and other services by Chinalco to the Company: the anticipated increase in capital investments by the Company during the next three financial years ending 31 December 2006 and the increase in the provision of construction and supervisory services arising from the anticipated increase in capital investments by the Company and the increase in the provisions of engineering design services to the Company by Shenyang Aluminum and Magnesium Research and Design Institute and Guiyang Aluminum and Magnesium Research and Design Institute, which were acquired by Chinalco at the end of 2002;

o in respect of the land rental paid to Chinalco: the increase in market rent and land use taxes during the past three years and the Directors' anticipation of the future increases and future rental revision in the next three years;

o in respect of the factory and asset rental of Shanxi Carbon Factory: the agreement to lease the factory and assets of Shanxi Carbon Factory from Chinalco which the Company proposes to enter into;

o in respect of the provision of product supplies and ancillary services by the Company to Chinalco: the increase in the amount of product supplies by the Company to Chinalco pursuant to the acquisition of an 80% equity interest in Bao Tou Aluminum (Group) Co. Ltd. from the People's Government of Inner Mongolia Autonomous Region by Chinalco, which is conditional upon administrative approval by the relevant administrative authorities;

-------------------------------------------------------------------------------
                LETTER FROM CLSA EQUITY CAPITAL MARKETS LIMITED
-------------------------------------------------------------------------------



o    in respect of the supply of aluminum ingots and alumina to Guangxi
     Associate: the expected resumption of purchase of alumina and aluminum products from the Company by Guangxi Associate in 2004 pursuant to the completion of Guangxi Assoicate's internal restructuring; and

o in respect of the supply of primary aluminum to Xinan Aluminum: the expected increase in purchase of primary aluminum from the Company by Xinan Aluminum pursuant to the increase in annual production capacity of Xinan Aluminum.

Further details on the above mentioned factors are set out on pages 8 to 12 of the Circular.

We have taken into account the above mentioned factors and we have reviewed the historical amounts of each of the Continuing Connected Transactions for the years 2001, 2002 and the estimated amounts for 2003, as set out on pages 4 to 5 of the Circular. We have also considered the Company's projection of the annual limit for each of the Continuing Connected Transactions for the three financial years ending 31 December 2006, including but not limited to, the basis of the Directors' estimation of the annual limits which are set out on pages 5 to 6 of the Circular and the Directors' views as to the potential impact of the volatility of future alumina and aluminum prices on the Company's future total turnover. Based on the aforesaid, we are of the opinion that the proposed annual limits in New Waiver Application for each of the Continuing Connected Transactions are fair and reasonable so far as the Independent Shareholders are concerned.

We also note that, in the event of any future amendments to the Hong Kong Listing Rules imposing more stringent requirements than as at the date of the granting of the new waiver to the Company in respect of the Continuing Connected Transactions on transactions of the kind to which the Continuing Connected Transactions belong, including, but not limited to, a requirement that such transactions be made conditional on approval by the independent shareholders of the Company, the Company will take immediate steps to ensure compliance with such requirements within a reasonable time.

Taking into account the above mentioned factors regarding the proposed annual limits and the above mentioned conditions stipulated by the Stock Exchange, and considering that the Continuing Connected Transactions will be carried out in the ordinary course of business of the Company and on normal commercial terms, and in reliance upon the representations made by the Company and its Directors, we are of the view that the terms of the New Waiver Application are fair and reasonable so far as the Independent Shareholders are concerned.

OPINION

Having considered the above-mentioned principal factors and reasons, we are of the opinion that the terms of the Continuing Connected Transactions and the New Waiver Application are fair and reasonable so far as the Independent Shareholders are concerned.

                                                Yours faithfully
                                              For and on behalf of
                                       CLSA Equity Capital Markets Limited
                                                  Tim Ferdinand
                                                Managing Director

-------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION
-------------------------------------------------------------------------------


1.   RESPONSIBILITY STATEMENT

     This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept fully responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not containing in this circular, the omission of which would make any statement herein misleading.

2.   DISCLOSURE OF INTERESTS

     (a) As at the Latest Practicable Date, none of the Directors, the Chief Executive and the Supervisors and their respect associates had any interests (including interests in shares and short positions) in the shares or debentures of the Company and its associated corporations (within the meaning of the SFO), (a) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of
          Part XV of the SFO; or (b) which are recorded in the register maintained by the Company under Section 352 of the SFO; or (c) as required to be notified pursuant to the Model Code for Securities Transactions by Directors of the Listed Companies of the Hong Kong Listing Rules.

     (b) As at the Latest Practicable Date, none of the Directors or Chief Executive, Supervisors, or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation (within the meaning of the SFO) or had exercised any such right as at the Latest Practicable Date.

     (c) None of the Directors, the Chief Executive or Supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

     (d) As at the Latest Practicable Date, none of the Directors or Supervisors had entered into, or proposed to enter into, any service contracts with any member of the Group which is not determinable by the Company or the relevant subsidiary within one year without payment of compensation, other than statutory compensation.

     (e) None of the Directors or Supervisors or CLSA had any direct or indirect interest in any assets which have been acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group since December 31, 2002, being the date to which the latest published audited consolidated financial statements of the Company were prepared.

-------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION
-------------------------------------------------------------------------------



3.   SUBSTANTIAL SHAREHOLDERS

     So far as the Directors are aware, as at the Latest Practicable Date, the persons other than a director, chief executive or supervisor of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the SFO are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, the Chief Executive and the Supervisors):

                                                                                                Percentage in
                                                                                                  the relevant      Percentage
      Name of substantial        Class of         Number of                        Type of            class of        in total
      Shareholders                 shares         shares held      Capacity        interest      share capital   share capital

      Aluminum Corporation       Domestic    4,656,261,060 (L)   Beneficial        Corporate        60.1%              44.4%
        of China                   Shares                            Owner

      China Cinda Asset          Domestic    1,610,332,210 (L)   Beneficial        Corporate        20.8%              15.3%
        Management Corporation     Shares                            Owner

      China Orient Asset         Domestic      602,246,135 (L)   Beneficial        Corporate         7.8%               5.7%
        Management Corporation     Shares                             Owner

      China Development Bank     Domestic      554,940,780 (L)   Beneficial        Corporate         7.2%               5.3%
                                   Shares                             Owner

      Alcoa Inc.                 H Shares      840,209,728 (L)  Interest of        Corporate       30.55%               8.0%
                                                                 controlled
                                                                corporation

      Alcoa International        H Shares      840,209,728 (L)   Beneficial        Corporate       30.55%               8.0%
        (Asia) Limited                                                Owner

      J.P. Morgan Chase          H Shares      268,824,400 (L)  Interest of        Corporate        9.78%              2.56%
       & Co.(Note 1)                                (including   controlled
                                               97,733,500 (P)) corporations
                                                      (Note 2)      (Note2)

-------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION
-------------------------------------------------------------------------------


     Notes:

     1. As at November 26, 2003, J.P. Morgan Chase & Co. was taken to be interested in 9.78% (including 3.55% held in a lending pool) of the Company's total H Shares or 2.56% of the Company's total share capital through the following companies:

          (a) 5,120,000 H Shares (representing approximately 0.19% of the Company's total H Shares) in a long position held by JF International Management Inc.;

          (b) 150,436,000 H Shares (representing approximately 5.47% of the Company's total H Shares) in a long position held by JF Asset Management Limited;

          (c) 1,716,000 H Shares (representing approximately 0.06% of the Company's total H Shares) in a long position held by J.P. Morgan Fleming Asset Management (UK) Limited;

          (d) 2,230,000 H Shares (representing approximately 0.08% of the Company's total H Shares) in a long position held by J.P. Morgan Investment Management Limited;

          (e) 2,713,600 H Shares (representing approximately 0.10% of the Company's total H Shares) in a long position held by J.P. Morgan Investment Management Inc.;

          (f) 8,875,300 H Shares (representing approximately 0.32% of the Company's total H Shares) in a long position held by J.P. Morgan Whitefriars Inc.;

          (g) 97,733,500 H Shares (representing approximately 3.55% of the Company's total H Shares) held by J.P. Morgan Chase Bank in a lending pool.

     2. Of the total number of 268,824,400 H Shares taken to be interested by J.P. Morgan Chase & Co., 8,875,300 H Shares (representing approximately 0.32% of the Company's total H Shares) were held in the capacity as beneficial owner, 162,215,600 H Shares (representing approximately 5.90% of the Company's total H Shares) were held in the capacity as an investment manager and 97,733,500 H Shares (representing approximately 3.55% of the Company's total H Shares) were held in a lending pool.

     3. The letter "L" denotes a long position. The letter "P" denotes interest in a lending pool.

4.   CONSENT AND QUALIFICATION OF EXPERT

     The following are the qualifications of the expert who has given opinion or advice, which are contained or referred to in this circular:

      Name                                       Qualification

      CLSA                                    deemed licensed corporation under
                         the SFO for type 4 (advising on securities) and type 6
                           (advising on corporate finance) regulated activities

     As at the Latest Practicable Date, CLSA has no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

     CLSA has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name, in the form and context in which they respectively appear.

-------------------------------------------------------------------------------
APPENDIX                                                    GENERAL INFORMATION
-------------------------------------------------------------------------------



5.   MATERIAL ADVERSE CHANGE

     As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since December 31, 2002, being the date to which the latest published audited consolidated financial statements of the Company were made up.

6.   GENERAL

     (a) The secretary of the board of directors of the Company is Ms. Liu Qiang. Subject to compliance with such conditions that the Stock Exchange may impose, Ms. Liu Qiang will also be appointed as the Company Secretary of the Company. The former secretary of the board of directors and Company Secretary of the Company, Mr. Ding Haiyan, resigned on November 4, 2003.

     (b) The legal address of the Company is at No.12B Fuxing Road, Haidian District, Beijing, People's Republic of China 100814.

     (c) The branch share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Rooms 1712-16, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

     (d) The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

7.   DOCUMENTS AVAILABLE FOR INSPECTION

     Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours up to and including December 10, 2003:

     (a)  the Articles of Association of the Company;

     (b) the Connected Transaction Agreements referred to in paragraph 2.2 of "Letter from the Board" of this circular;

     (c) the letter from the Independent Board Committee as set out in this circular;

     (d)  the letter from CLSA as set out in this circular; and

     (e)  the written consent of CLSA referred to in this appendix.

-------------------------------------------------------------------------------
                        NOTICE OF SPECIAL GENERAL MEETING
-------------------------------------------------------------------------------



                     ALUMINUM CORPORATION OF CHINA LIMITED *
           (a joint stock limited company incorporated in the People's
                   Republic of China with limited liability)



NOTICE IS HEREBY GIVEN that a Special General Meeting of Aluminum Corporation of China Limited (the "Company") will be held at 10:00 a.m. on Monday, December 29, 2003 at 15th Floor, Block B, No.33 Tong Tai Building, Jin Rong Street, Xi Cheng District, Beijing, People's Republic of China (the "PRC") for the purpose of considering and, if thought fit, passing the following ordinary resolution:

                               ORDINARY RESOLUTION

THAT:

(a) the entering into the Continuing Connected Transactions (as defined in an announcement of the Company dated November 14, 2003 (the "Announcement") and in a circular to be despatched to the shareholders of the Company (the "Circular")) and the New Waiver Application (as defined in the Announcement and the Circular) be and are hereby approved and confirmed; and

(b) the board of directors of the Company be and is hereby authorized to do all such further acts and things and execute such further documents and take all such steps which in its opinion may be necessary, desirable and expedient to implement and/or give effect to the Continuing Connected Transactions (as defined in the Announcement and the Circular) and the terms and conditions of the new waiver granted by The Stock Exchange of Hong Kong Limited.

                                      By order of the Board of Directors
                                                 Guo Shengkun
                               Chairman, President and Chief Executive Officer

November 13, 2003
Beijing, PRC

-------------------------------------------------------------------------------
                        NOTICE OF SPECIAL GENERAL MEETING
-------------------------------------------------------------------------------


Notes:

(A) The H Share register of the Company will be closed from Saturday, November 29, 2003 to Monday, December 29, 2003 (both days inclusive), during which no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose name appear on the Company's Register of Members at the close of business on Friday, November 28, 2003, are entitled to attend and vote at the Special General Meeting after completing the registration procedures for attending the meeting.

     The address of Hong Kong Registrars Limited is as follows:

     Rooms 1712-16
     17th Floor, Hopewell Centre
     183 Queen's Road East
     Hong Kong

(B) Holders of H Shares, who intend to attend the Special General Meeting, must complete the reply slips for attending the Special General Meeting and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Special General Meeting, i.e. no later than Tuesday, December 9, 2003.

     Details of the Office of the Secretary to the Board of Directors of the Company are as follows:

     No.12B Fuxing Road
     Haidian District
     Beijing
     People's Republic of China
     Postal code: 100814

     Tel:  86-10-6396 7331
           86-10-6396 1690
     Fax:  86-10-6396 3874

(C) Each holder of H Shares who has the right to attend and vote at the Special General Meeting is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Special General Meeting. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(D) The instrument appointing a proxy must be in writing under the hand of the appointor or his attorney duly authorized in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(E) To be valid, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointor, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (A) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment thereof in order for such documents to be valid.

(F) Each holder of Domestic Shares is entitled to appoint in writing on or more proxies, whether a shareholder or not, to attend and vote on its behalf at the Special General Meeting, Notes (C) to (D) also apply to holders of Domestic Shares, except that the proxy form or other documents of authority must be delivered to the Office of the Secretary to the Board of Directors, the address of which is set out in Note (B) above, not less than 24 hours before the time for holding the Special General Meeting or any adjournment, thereof in order for such documents to be valid.

(G) If a proxy attends the Special General Meeting on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints its corporate representative to attend the Special General Meeting, such representative should produce his/her ID card and the notarised copy of the resolution passed by the Board of Directors or other authorities or other notarised copy of the licence issued by such legal person shareholder.

(H) The Special General Meeting is expected to last for half a day. Shareholders attending the Special General Meeting are responsible for their own transportation and accommodation expenses.

                                    SIGNATURE



     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     ALUMINUM CORPORATION OF CHINA LIMITED




                                            By:  /s/ Liang Zhongxiu
                                               -------------------------------
                                            Name: Liang Zhongxiu
                                            Title: Executive Director

Dated: November 28, 2003